SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549





                                    Form 11-K

         (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 31, 1996

         OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from              to

         Commission file number 0-15279







A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                          Independent Auditors' Report




The General Communication, Inc. Qualified
     Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
     Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan at December 31, 1996 and 1995, and the changes in those net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and IV are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              KPMG PEAT MARWICK LLP

May 16, 1997

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules




Independent Auditors' Report dated May 16, 1997

Statements  of Net Assets  Available  for Plan Benefits at December 31, 1996 and
1995

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1996, 1995 and 1994

Notes to Financial Statements

Supplemental Schedules

Consent of Independent Auditors

Signature

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                            Statements of Net Assets
                           Available for Plan Benefits

                           December 31, 1996 and 1995


                                                                1996                   1995
                                                                ----                   ----
Assets:
         Cash and cash equivalents (note 6)                $   462,139                 206,453
                                                           -----------               ---------

         Investments (notes 7, 8 and 9):
           General Communication, Inc.
           common stock, at current value -
           1,979,270 and 1,913,270 shares
           at December 31, 1996 and 1995,
           respectively (cost of $6,550,397
           and $5,643,364, respectively)                    15,710,456               9,566,350

           MCI Communications Corp.
           common stock, at current value -
           970 and 390 shares at December 31,
           1996 and 1995, respectively (cost
           of $25,976 and $9,785, respectively)                 31,707                  10,189

           Tele-Communications, Inc.
           common stock, at current value -
           645 and 180 shares at December 31,
           1996 and 1995, respectively (cost
           of $10,974 and $3,461, respectively)                  8,425                   3,578

           TCI Satellite Entertainment, Inc.
           common stock, at current value -
           64 shares at December 31, 1996
           (cost of $1,038)                                        632                     ---

           Mutual fund investments (cost of
           $247,683 and $65,633 in 1996 and
           1995, respectively)                                 255,616                  64,467

           Participant notes receivable                        306,343                     ---
                                                            ----------               ---------
                                                            16,313,179               9,644,584
         Contributions receivable:
              Employee                                          57,870                  27,518
              Employer                                          52,135                  25,328

         Investment income receivable                            2,259                     693
                                                           -----------               ---------

                      Net assets available
                      for plan benefits                    $16,887,582               9,904,576
                                                           ===========               =========



See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                  Years ended December 31, 1996, 1995 and 1994



                                                               1996                 1995               1994
                                                               ----                 ----               ----
Contributions:
         Employee share                                    $ 1,170,538              918,423           827,793
         Employer share                                      1,016,465              864,376           792,174
                                                            ----------            ---------         ---------

                                                             2,187,003            1,782,799         1,619,967

Allocated forfeitures                                           17,153                8,012            22,604

Investment income:
         Interest income                                        20,642                9,840             4,132
         Dividend income                                         8,113                  155               ---
         Net change in unrealized
              appreciation (depreciation)
              of investments                                 5,550,089            1,960,257        (1,266,521)
                                                            ----------            ---------        -----------

                                                             7,783,000            3,761,063           380,182

Distributions:
         Employee withdrawals                                  799,994              554,618           524,061
                                                            ----------            ---------         ---------

                  Net increase (decrease) in
                       net assets available
                       for plan benefits                     6,983,006            3,206,455          (143,879)

Net assets available for plan
         benefits at beginning of period                     9,904,576            6,698,131         6,842,010
                                                            ----------            ---------         ---------


Net assets available for plan
         benefits at end of period                         $16,887,582            9,904,576         6,698,131
                                                           ===========            =========         =========


See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


(1)      Description of Plan

         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI"). and affiliated companies (GCI Communication Corp., GCI Communication Services, Inc., GCI Leasing Co., Inc., GCI Cable, Inc., GCI Cable/Fairbanks, Inc., GCI Cable/Juneau, Inc., and Prime Cable of Alaska L.P.) ("Company") who have completed one year of service, as defined in the Plan agreement.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

                  (1)  Salary Reduction Contributions ("before-tax
                           contributions") which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution; or,

                  (2)  Non-qualified Voluntary Contributions ("after-tax
                           contributions")   which  will  be   included  in  the
                           participant's current earnings for federal income tax purposes.

            Eligible  employees  of  the  Company  may  elect  to  reduce  their compensation in any even dollar amount up to 10% of such compensation up to a maximum of $9,500 in 1997 and 1996, and $9,240 in 1995 and 1994; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company will match employee salary reduction and after-tax contributions in any amount determined by the Company each year, but not more than 10% of any one employee's compensation will be matched in any pay period. Forfeitures will be allocated along with the Company matching contributions. All matching contributions are invested in GCI class A or class B common stock. The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 25% of any employee's compensation (determined after salary reduction) for any year, or $30,000. Compensation considered for all Plan purposes is subject to a compensation ceiling of $160,000 for 1997, and $150,000 for 1996, 1995 and 1994.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


            In 1994, the Company matched employee salary reduction and after-tax contributions 100% with General Communication, Inc. ("GCI") Class A and Class B common stock, limited to 10% of any one employee's compensation each pay period. Commencing July 1, 1995, employee contributions invested in GCI Class A and Class B common stock continue to receive up to 100% matching, as determined by the Company each year, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock receive up to 50% matching, as determined by the Company each year, in GCI Class A and Class B common stock.

            Amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of stock distributions, upon the eventual disposition of the stock.

            Participant Accounts
            Each participant account is credited with the participant's contributions, the employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted account balance (excluding Company stock) as a proportion of total weighted account balances (excluding Company stock) during the calendar quarter. Earnings on Company stock are allocated to the accounts holding such Company stock.

            Vesting
            A participant's interest in his or her Salary Reduction Account and Non-qualified Voluntary Account is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company Matching Account is vested based upon years of service with the Company (as defined in the Plan agreement), in accordance with the following schedule:
                          Years of Service                                           Vested Percentage
                          ----------------                                           -----------------
                          Less than 1                                                        0
                          1 or more but less than 2                                         20
                          2 or more but less than 3                                         30
                          3 or more but less than 4                                         45
                          4 or more but less than 5                                         60
                          5 or more but less than 6                                         80
                          6 or more                                                        100

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan agreement).

            A participant's interest in the Company Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement age and retires under the terms of the Plan; (ii) dies, or (iii) becomes totally and permanently disabled. A participant's interest in the Company Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than retirement, death or disability, that portion of his or her account attributable to Company contributions which has not vested will be forfeited. All amounts so forfeited will be allocated along with the employer matching contribution to the remaining participating employees during the first calendar quarter after the end of the year in which the forfeitures occur. Net forfeitures amounting to $17,153, $8,012 and $22,604 as of December 31, 1995,
            1994 and 1993, respectively, were allocated to the accounts of the remaining participants in 1996, 1995 and 1994 in the ratio that the employer match balance of each participant's account for the year bears to the total employer match balances of all participants' accounts for the year.

            Participant Notes Receivable
            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to
            (from) the investment fund from (to) the Participants Notes fund. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at prime plus 2%,

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


            fixed at the loan date. Interest rates for all notes receivable at December 31, 1996, are 10.25 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies

         The Plan financial statements are based on the accrual method of accounting with Plan investments stated at current value.

         The current value of GCI Class A and Class B common stock is based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The current value of MCI Communications Corp. common stock, Tele-Communications, Inc. Class A common stock and TCI Satellite Entertainment, Inc. Class A common stock is based on the average of the closing bid and ask prices as listed on the NASDAQ National Market
         System. Mutual fund investments are carried at fair market value, as determined by individual fund management, based upon quoted market prices.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities is determined using the average cost method.

         Shares to be issued by GCI to the Plan were initially registered in 1988 under the Federal Securities Act of 1933 (effective September 14,
         1988) and under the Alaska Securities Act (effective October 26, 1988). A subsequent registration was completed in 1993 under the Federal Securities Act of 1933 (effective April 5, 1993). In 1993, the Company relied upon an express exemption from registration under the Alaska Securities Act. The registration in 1993 provides for the acquisition by the Plan of up to 700,000 shares of GCI Class A common stock at market value and up to 100,000 shares of GCI Class B common stock at market value.

(3)      Administration of Plan Assets

         On July 1, 1995, The Heintzberger Company ("Recordkeeper") became recordkeeper of the Plan and National Bank of Alaska ("Trustee") became trustee of the Plan. Administrative expenses related to the Plan are paid directly by the Company to the Recordkeeper and the Trustee. Company employees continue to provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination

         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


         interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Company Matching Account.

         The Plan was amended in 1992 to conform with revised Rule 16(b)-3 adopted pursuant to the 1934 Securities Exchange Act. Such amendment provides restrictions on participation after an officer or director makes a withdrawal from the Plan, limitations on further participation by officers and directors after ceasing to participate in the Plan, approval of certain amendments by shareholders, and transferability restrictions.

         In December 1994 the Plan was amended and restated effective January, 1989 to comply with the Tax Reform Act of 1986 and other legislation ("TRA '86"). Also in December 1994 the Plan was amended to modify matching contribution requirements and to allow diversification of investments into selected securities or funds as described in Footnotes
         (1) and (7), respectively. Investment and matching contribution revisions to the Plan were implemented during the third quarter of 1995.

(5)      Refunded and Refundable Contributions

         During 1995, the Plan did not meet the requirements of certain discrimination tests related to employee and employer matching contributions for certain highly compensated employees (as defined). Corrective distributions were made in December 1995 to satisfy the non-discrimination test requirements for the Plan year 1995.

(6)      Cash and Cash Equivalents

         Included in cash and cash equivalents are interest bearing certificates of deposit. Cash and cash equivalents at December 31, 1996 and 1995 include restricted cash of $116,214 and $111,075, respectively. This cash has been restricted by participants from use in purchasing stock or other investments.

(7)      Investments

         In 1995, the Plan was self-administered and Plan participants invested contributions in GCI Class A and Class B common stock only. Commencing July 1, 1995, the Plan diversified with expanded investment choices offered to Plan participants as follows:

              GCI Stock Fund - a fund invested in shares of GCI Class A and Class B common stock.

              MCI Communications Corp. ("MCI") Stock Fund - a fund invested in shares of MCI common stock.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


              Tele-Communications, Inc. ("TCI") Stock Fund - a fund invested in shares of TCI common stock and TCI Satellite Entertainment Class A common stock.

              Mutual Funds:

                  Fidelity Puritan Trust Fund - a mutual fund seeking high income with preservation of capital by investing in a broadly diversified portfolio of securities.

                  Heartland Value Fund - a mutual fund seeking long term capital
                  appreciation   through  investment  in  small  company  stocks
                  selected on a value basis.

                  Meridian Fund - a mutual fund making  investments in small and
                  medium  sized   companies   considered   to  be   experiencing
                  above-average growth in revenue and earnings.

                  Neuberger & Berman  Guardian  Fund - a mutual  fund  investing
                  primarily   in  a   large   number   of   common   stocks   of
                  long-established, high quality companies.

                  Vanguard Short-Term Corporate - a mutual fund investing in corporate debt securities, federal, state and municipal agency obligations, certificates of deposit and commercial paper.

         Employees may elect to participate in more than one fund. The following table summarizes the number of employees  participating in each fund at
         December 31:
                                                                                    1996       1995       1994
                                                                                    ----       ----       ----
                  GCI Stock Fund                                                     345        234        207
                  MCI Stock Fund                                                      46         32          -
                  TCI Stock Fund                                                      23         13          -
                  Fidelity Puritan Trust Fund                                         34         29          -
                  Heartland Value Fund                                                67         52          -
                  Meridian Fund                                                       40         29          -
                  Neuberger & Berman Guardian Fund                                    41         29          -
                  Vanguard Short-Term Corporate                                       16          9          -
                                                                                     ---        ---        ---
                                                                                     612        427        207
                                                                                     ===        ===        ===

(8)      Unrealized Appreciation (Depreciation) of Investments

         The gross  unrealized  appreciation  (depreciation)  of Plan  assets at
         December 31 was as follows:
                                                                               1996              1995              1994
                                                                               ----              ----              ----
                  GCI stock fund                                            $9,160,059         3,922,986        2,121,995
                  MCI stock fund                                                 5,731               404              ---
                  TCI stock fund                                                (2,955)              117              ---
                  Mutual fund investments                                        7,933            (1,166)             ---
                                                                            ----------         ---------        ---------
                                                                            $9,170,768         3,922,341        2,121,995
                                                                            ==========         =========        =========

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


(9)      Net Realized Gain

         Fidelity Puritan Trust Fund had a net realized gain of $182 for the year ended December 31, 1995.


(10)     Income Taxes

         The Plan is qualified under Section 401(a) of the Code pursuant to a tax determination letter obtained from the Internal Revenue Service ("IRS"). The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

         In December 1994, an application was submitted to the IRS for a determination as to the Plan's qualification status under Section 401(a) of the Code associated with Plan changes for TRA '86, investment diversification and modification of the employer matching contribution percentage. On March 13, 1996 the IRS issued a determination letter stating that these amendments to the Plan meet the requirements of section 401(a) of the Code.

                                                         Supplemental Schedule I

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996


Identity of Issue                         Description of Investment                         Cost           Value
-----------------                         -------------------------                         ----           -----
General Communication, Inc.               1,979,270 shares of Class                      $6,550,397      15,710,456
                                          A and Class B common stock

MCI Communications Corp.                  970 shares of common stock                         25,976          31,707

Tele-Communications, Inc.                 645 shares of Class A                              10,974           8,425
                                          common stock

TCI Satellite                             64 shares of Class A                                1,038             632
Entertainment, Inc.                       common stock

Mutual fund investments:
Fidelity Puritan Trust Fund               1,974 shares                                       33,714          34,028
Heartland Value Fund                      3,413 shares                                      102,599         108,020
Meridian Fund                             1,424 shares                                       43,900          42,834
Neuberger & Berman
     Guardian Fund                        2,406 shares                                       58,411          61,674
Vanguard Short-Term
     Corporate                            843 shares                                          9,059           9,060
                                                                                         ----------       ---------
       Total mutual fund
              investments                                                                   247,683         255,616
                                                                                         ----------      ----------

Participant Notes Receivable                                                                306,343         306,343
                                                                                         ----------      ----------
                  Investments at December 31, 1996                                       $7,142,411      16,313,179
                                                                                         ==========      ==========

                                                        Supplemental Schedule IV

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                 Item 27d - Schedule of Reportable Transactions

                                December 31, 1996

                                                                                      Current Value
 Identity of                                         Purchase        Cost of          of Asset on             Net Gain
Party Involved        Description of Asset             Price          Asset         Transaction Date          or (loss)
--------------        --------------------             -----          -----         ----------------          ---------
Series of             GCI Class A and B             $1,358,167      $1,358,167         $1,358,167                ---
transactions          common stock

                                                                         Exhibit


                         CONSENT OF INDEPENDENT AUDITORS





The General Communication, Inc. Qualified
      Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
      Employee Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-24029) of our report dated May 16, 1997 related to the statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.





                                                         KPMG PEAT MARWICK LLP



June 26, 1997

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                         GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN



                                         By /s/ Alfred J. Walker
                                           Alfred J. Walker
                                           Plan Administrator

Dated: June 26, 1997


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